Exhibit 99.1

RISE Education Receives Decision from the Nasdaq Hearings Panel for Conditional Continued Listing

BEIJING, China, March 10, 2022 – RISE Education Cayman Ltd (NASDAQ: REDU) (the “Company”) announced today that it received a letter from the Nasdaq Stock Market LLC informing it of a favorable decision from the Nasdaq Hearings Panel to grant the Company’s request for continued listing on the Nasdaq Stock Market through June 30, 2022, subject to certain conditions, which include that on or before the same date, the Company shall have completed the previously announced proposed business combination with Dada Auto Inc. (“NaaS”), a leading operation and technology provider serving China’s electric vehicle charging market, evidenced compliance with all applicable initial listing criteria for The Nasdaq Capital Market as required by Listing Rule 5505, and achieved other interim milestones with respect to obtaining shareholder approval of the business combination and completing financial audits of both the Company and NaaS by a specified date. The Company thanks the Nasdaq Stock Market and intends to comply with the aforementioned conditions.

Forward-Looking Statements

This press release contains certain “forward-looking statements.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the pending transactions described herein, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the business combination, including the equity values, the benefits of the business combination, expected revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the transactions. The words “will,” “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements.

Such forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the business combination, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iii) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of the Company or NaaS; (iv) risks related to disruption of management time from ongoing business operations due to the business combination; (v) the risk that any announcements relating to the business combination could have adverse effects on the market price of the Company’s securities; (vi) the risk that the business combination and its announcement could have an adverse effect on the ability of NaaS to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (vii) any changes in the business or operating prospects of NaaS or its businesses; (viii) changes in applicable laws and regulations; and (ix) risks relating to the combined company’s ability to enhance its services and products, execute its business strategy, expand its customer base and maintain stable relationship with its business partners.

A further list and description of risks and uncertainties can be found in the proxy statement that will be filed with the SEC by the Company in connection with the business combinations, and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and NaaS, the Company and their subsidiaries and affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transactions described above and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of NaaS or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Additional Information and Where to Find It

The Company will file with the SEC and mail to its shareholders a proxy statement in connection with the business combination. Investors and security holders are urged to read the proxy statement when it becomes available because it will contain important information regarding the proposed arrangement. You may access the proxy statement (when available) and other related documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. You also may obtain the proxy statement (when it is available) and other documents filed by the Company with the SEC relating to the proposed arrangement for free by accessing the Company’s website at en.risecenter.com by clicking on the link for “Investors”, then clicking on the link for “Featured Documents.”

For investor and media inquiries, please contact:

Investor Relations

RISE Education

Email: riseir@rdchina.net

Tel: +86 (10) 8559-9191